                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
         PURSUANT TO 13d-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 3)*

                           DIGITAL VIDEO SYSTEMS, INC.
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
                         (Title of Class of Securities)

                                    25387R407
                                 (CUSIP Number)

                                DECEMBER 31, 2006
             (Date of event which requires filing of this statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:

     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 11 Pages

CUSIP No. 25387R407                    13G                    Page 2 of 11 Pages


--------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Empire Capital Partners, L.P.
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **

     (a)  [ ]
     (b)  [X]
--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               (5)  SOLE VOTING POWER

                    -0-
               -----------------------------------------------------------------
  NUMBER OF    (6)  SHARED VOTING POWER
   SHARES
BENEFICIALLY        105,161
  OWNED BY     -----------------------------------------------------------------
    EACH       (7)  SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH        -0-
               -----------------------------------------------------------------
               (8)  SHARED DISPOSITIVE POWER

                    105,161
--------------------------------------------------------------------------------
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     105,161
--------------------------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES **

     [ ]
--------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.4%

--------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON **

     PN
--------------------------------------------------------------------------------

**   SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 25387R407                    13G                    Page 3 of 11 Pages


--------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Empire GP, L.L.C.
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **

     (a)  [ ]
     (b)  [X]
--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               (5)  SOLE VOTING POWER

                    -0-
               -----------------------------------------------------------------
  NUMBER OF    (6)  SHARED VOTING POWER
   SHARES
BENEFICIALLY        105,161
  OWNED BY     -----------------------------------------------------------------
    EACH       (7)  SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH        -0-
               -----------------------------------------------------------------
               (8)  SHARED DISPOSITIVE POWER

                    105,161
--------------------------------------------------------------------------------
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     105,161
--------------------------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES **

     [ ]
--------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.4%
--------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON **

     OO
--------------------------------------------------------------------------------

**   SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 25387R407                    13G                    Page 4 of 11 Pages


--------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Empire Capital Management, L.L.C.
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **

     (a)  [ ]
     (b)  [X]
--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               (5)  SOLE VOTING POWER

                    -0-
               -----------------------------------------------------------------
  NUMBER OF    (6)  SHARED VOTING POWER
   SHARES
BENEFICIALLY        183,031
  OWNED BY     -----------------------------------------------------------------
    EACH       (7)  SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH        -0-
               -----------------------------------------------------------------
               (8)  SHARED DISPOSITIVE POWER

                    183,031
--------------------------------------------------------------------------------
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     183,031
--------------------------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES **

     [ ]
--------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     11.0%
--------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON **

     OO
--------------------------------------------------------------------------------

**   SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 25387R407                    13G                    Page 5 of 11 Pages


--------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Scott A. Fine
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **

     (a)  [ ]
     (b)  [X]
--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               (5)  SOLE VOTING POWER

                    -0-
               -----------------------------------------------------------------
  NUMBER OF    (6)  SHARED VOTING POWER
   SHARES
BENEFICIALLY        288,192
  OWNED BY     -----------------------------------------------------------------
    EACH       (7)  SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH        -0-
               -----------------------------------------------------------------
               (8)  SHARED DISPOSITIVE POWER

                    288,192
--------------------------------------------------------------------------------
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     288,192
--------------------------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES **

     [ ]
--------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     17.4%
--------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON **

     IN
--------------------------------------------------------------------------------

**   SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 25387R407                    13G                    Page 6 of 11 Pages


--------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Peter J. Richards
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **

     (a)  [ ]
     (b)  [X]
--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               (5)  SOLE VOTING POWER

                    -0-
               -----------------------------------------------------------------
  NUMBER OF    (6)  SHARED VOTING POWER
   SHARES
BENEFICIALLY        288,192
  OWNED BY     -----------------------------------------------------------------
    EACH       (7)  SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH        -0-
               -----------------------------------------------------------------
               (8)  SHARED DISPOSITIVE POWER

                    288,192
--------------------------------------------------------------------------------
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     288,192
--------------------------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES **

     [ ]
--------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     17.4%
--------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON **

     IN
--------------------------------------------------------------------------------

**   SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 25387R407                    13G                    Page 7 of 11 Pages


Item 1(a). Name of Issuer:

     The name of the issuer is DIGITAL VIDEO SYSTEMS INC.(the "Company").

Item 1(b). Address of Issuer's Principal Executive Offices:

     The Company's principal executive offices are located at 430 Cambridge Avenue, Suite 110, Palo Alto, CA 94306.

Item 2(a). Name of Person Filing:

     This statement is filed by:

          (i) Empire Capital Partners, L.P., a Delaware limited partnership ("Empire Capital"), with respect to the shares of Common Stock (as defined below) directly owned by it;

          (ii) Empire GP, L.L.C., a Delaware limited liability company ("Empire GP"), with respect to the shares of Common Stock directly owned by Empire Capital;

          (iii) Empire Capital Management, L.L.C., a Delaware limited liability company ("Empire Management") with respect to the shares of Common Stock directly owned by Empire Capital Partners, Ltd. (the "Empire Overseas Fund"), Charter Oak Partners, L.P. and Charter Oak Partners II, L.P. (the "Charter Oak Funds");

          (iv) Mr. Scott A. Fine ("Mr. Fine") with respect to the shares of Common Stock directly owned by Empire Capital, the Empire Overseas Fund and the Charter Oak Funds; and

          (v) Mr. Peter J. Richards ("Mr. Richards") with respect to the shares of Common Stock directly owned by Empire Capital, the Empire Overseas Fund and the Charter Oak Funds.

               The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

CUSIP No. 25387R407                    13G                    Page 8 of 11 Pages


Item 2(c). Citizenship:

     Empire Capital is a limited partnership organized under the laws of the State of Delaware. Each of Empire GP and Empire Management is a limited liability company organized under the laws of the State of Delaware. Messrs. Fine and Richards are each a United States citizen.

Item 2(d). Title of Class of Securities:

     Common Stock $0.0001 par value (the "Common Stock")

Item 2(e). CUSIP Number:

     25387R407

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a)  [ ]  Broker or dealer registered under Section 15 of the Act,

          (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act,

          (c)  [ ]  Insurance Company as defined in Section 3(a)(19) of the
                    Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e)  [ ]  Investment Adviser in accordance with Rule
                    13d-1 (b)(1)(ii)(E),

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

          (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to 13d-1(c), check this box: [X]

CUSIP No. 25387R407                    13G                    Page 9 of 11 Pages


Item 4. Ownership.

     A. Empire Capital Partners, L.P. and Empire GP, L.L.C.

          (a)  Amount beneficially owned: 105,161

          (b)  Percent of class: 6.4%

               The percentages used herein and in the rest of Item 4 are calculated based upon the 1,539,513 shares of Common Stock issued and outstanding as of September 30, 2005 as reflected in the Company's Form 10-Q filed on November 21, 2005.

          (c)  (i)  Sole power to vote or direct the vote: -0-

               (ii) Shared power to vote or direct the vote: 105,161

               (iii) Sole power to dispose or direct the disposition: -0-

               (iv) Shared power to dispose or direct the disposition: 105,161

Empire Capital has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, which power may be exercised by its general partner, Empire GP. Empire GP does not directly own any shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934 (the "Act"), Empire GP may be deemed to own beneficially the shares owned by Empire Capital.

     B. Empire Management

          (a)  Amount beneficially owned: 183,031

          (b)  Percent of class: 11.0%

          (c)  (i)  Sole power to vote or direct the vote: -0-

               (ii) Shared power to vote or direct the vote: 183,031

               (iii) Sole power to dispose or direct the disposition: -0-

               (iv) Shared power to dispose or direct the disposition: 183,031

The Empire Overseas Fund and the Charter Oak Funds have the power to dispose of and the power to vote the shares of Common Stock beneficially owned by them, which power may be exercised by their investment manager, Empire Management. Empire Management does not directly own any shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934 (the "Act"), Empire Management may be deemed to own beneficially the shares owned by the Empire Overseas Fund and the Charter Oak Funds.

     C. Scott A. Fine and Peter J. Richards

          (a)  Amount beneficially owned: 288,192

          (b)  Percent of class: 17.4%

          (c)  (i)  Sole power to vote or direct the vote: -0-

               (ii) Shared power to vote or direct the vote: 288,192

               (iii) Sole power to dispose or direct the disposition: -0-

               (iv) Shared power to dispose or direct the disposition: 288,192

Messrs. Fine and Richards, as Members, direct the operations of Empire GP and Empire Management. Neither Mr. Fine nor Mr. Richards directly own any shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the shares beneficially owned by Empire Capital, the Empire Overseas Fund and the Charter Oak Funds.

Item 5. Ownership of Five Percent or Less of a Class.

     Not applicable.

CUSIP No. 25387R407                    13G                   Page 10 of 11 Pages


Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     Empire GP, the general partner of Empire Capital, has the power to direct the affairs of Empire Capital, including decisions respecting the disposition of the proceeds from the sale of the Common Stock. Empire Management, the investment manager of the Empire Overseas Fund has the power to direct the affairs of the Empire Overseas Fund, including decisions respecting the disposition of the proceeds from the sale of the Common Stock. Empire Management, pursuant to investment management agreements with Charter Oak and Charter Oak II, has the power to dispose of the proceeds from the sale of the Common Stock with respect to those assets of the Charter Oak Funds under its discretion. Messrs. Fine and Richards are the Members of Empire GP and Empire Management, and in their capacities direct the operations of Empire GP and Empire Management.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8. Identification and Classification of Members of the Group.

     Not applicable.

Item 9. Notice of Dissolution of Group.

     Not applicable.

Item 10. Certification.

     Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 25387R407                    13G                   Page 11 of 11 Pages


                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: February 13, 2007


                                        By: /s/ Scott A. Fine
                                            ------------------------------------
                                            Scott A. Fine, individually, and as
                                            member of Empire GP, L.L.C. and
                                            Empire Capital Management, L.L.C.


                                        By: /s/ Peter J. Richards
                                            ------------------------------------
                                            Peter J. Richards, individually, and
                                            as member of Empire GP, L.L.C. and
                                            Empire Capital Management, L.L.C.